
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

August 2, 2007

Mr. James F. Green
Chief Executive Officer
GS EnviroServices, Inc.
14B Jan Sebastian Drive
Sandwich, MA 02563

      RE: GS EnviroServices, Inc.
            Form 10-QSB for the quarter ended June 30, 2007
            Filed July 31, 2007
            File No. 0-33513

Dear Mr. Green:

      We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

All Exchange Act filings should include consecutive page numbers. Please note for future filings.

Form 10-QSB for the quarter ended June 30, 2007
Financial Statements
5 Goodwill and Intangible Assets

Note 5 to the financial statements should be expanded to describe the transaction(s) in which the goodwill of more than $4 million was recognized and provide dates of occurrence.

Note 10, Contingencies

Please expand Note 10 to disclose the notice received from the state of NY that the company may be a PRP for the Frontier Chemical site. Provide the disclosure specified in paragraph 10 of SFAS 5.

Note 15, Acquisitions

Please revise to also characterize the merger of TDS (Telemedicine) and GS EnviroServices as a reorganization of entities under common control.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respond to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Maureen Bauer at 202-551-3237 or Tia Jenkins, Senior Assistant Chief Accountant at 202-551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Emerging Growth
Companies